UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm and iRobot enter into a
cooperative Memorandum of Understanding
Arlington, VA — November 5, 2007: Metal Storm Limited (NASDAQ ticker symbol: MTSX and ASX trading code: MST).
Metal Storm Technology enhances the capabilities of battlefield robots.
Metal Storm Limited is pleased to announce that Metal Storm Inc has executed a Memorandum of Understanding with iRobot Corp. (NASDAQ: IRBT). The agreement establishes a framework for collaboration and outlines the companies’ plans for the joint pursuit of opportunities within the Global Defense and Security sectors.
“Individually, our companies have created a major paradigm shift in how our forces are able to respond to the complexities of the battlefield,” said Peter D. Faulkner, senior vice president and general manager for Metal Storm’s U.S. Operations. “Together, we stand to shape a revolution by combining robot platforms with a scalable force response and increased mission capability including the defeat of Improvised Explosive Devices (IED’s).”
Joe Dyer, president of iRobot Government & Industrial Robots, said, “together with Metal Storm, we aim to develop a superior next-generation weapons platform that ensures absolute safety and always places a human in the decision loop. When you are talking about weaponizing robots, there is no margin for error. We believe combining best-of-breed combat-proven expertise from Metal Storm and iRobot will result in the most precise, safe, and effective solutions for our military customers.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: November 5, 2007	By:	/s/ Peter Wetzig

	Name: Title:	Peter Wetzig Company Secretary